UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 1-7626
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
     Sensient Technologies Corporation Retirement Employee Stock Ownership Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Sensient Technologies Corporation
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5304
(414) 271-6755

All schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008 AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Benefits Administrative Committee
Sensient Technologies Corporation Retirement Employee Stock Ownership Plan
We have audited the accompanying statements of net assets available for benefits of Sensient Technologies Corporation Retirement Employee Stock Ownership Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.
/s/ Ernst and Young, LLP
Milwaukee, Wisconsin
June 11, 2010

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2009	2008

ASSETS:
Investments at fair value — Interest in Sensient Technologies Corporation
Master Trust	$41,667,403	$37,954,237

Contributions receivable from Sensient Technologies Corporation	802,359	809,201

Net assets available for benefits at fair value	42,469,762	38,763,438

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	98,562	273,087

Net assets available for benefits	$42,568,324	$39,036,525

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR
THE YEAR ENDED DECEMBER 31, 2009

2009
ADDITIONS:
Sensient Technologies Corporation contributions	$802,359

DEDUCTIONS:
Withdrawals and distributions	(2,046,620)

Investment income — Equity in net income of Sensient Technologies Corporation Master Trust	4,776,060

Net increase	3,531,799

Net assets available for benefits:
Beginning of year	39,036,525

End of year	$42,568,324

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
Note A — Description of the Plan:
The following description of the Sensient Technologies Corporation Retirement Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.
The Plan is a defined contribution plan covering substantially all domestic employees of Sensient Technologies Corporation (the Company) eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Securities Act of 1974, as amended (ERISA). The Company makes discretionary annual contributions to the Plan as determined annually by its Board of Directors. Participant contributions are not permitted under the Plan. Effective January 1, 2007, the Plan was amended such that the Company contributions for Plan years on or after January 1, 2007 become vested after three years of credited service with the Company, or upon termination due to death or disability. Company contributions made for Plan years beginning prior to January 1, 2007 continue to become vested after five years of credited service with the Company, or upon termination due to death or disability. Company contributions to the plan were $802,359 for the year ended December 31, 2009, which included non-cash contributions of Company stock of $752,901.
The administration of the Plan is the responsibility of the Benefits Administrative Committee which is appointed by the Finance Committee of the Company’s Board of Directors. The assets of the Plan are maintained in a trust fund that is administered under a Master Trust agreement (as described in Note C) with Fidelity Management Trust Company (the Trustee or Fidelity). The Trustee is responsible for maintaining the assets of the Plan and, generally, performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the Master Trust agreement pertaining to the Plan.
Plan assets are invested primarily in common stock of the Company and in mutual funds. Participants have the option to receive dividends on the Company’s common stock in the form of cash. Company contributions are invested in the Company common stock unless the participant meets the following age and service requirements and has elected to have a portion of their account invested in other funds. At age 35 with 5 years of service, participants may elect to have a portion of their account invested in the Managed Income Portfolio, Balanced Fund or Spartan 500 Index. Assets of the Managed Income Portfolio, a common collective trust fund of the Fidelity Trust Group, are invested primarily in Treasury bills and notes, certificates of deposit, and other fixed income securities. Assets of the Balanced Fund are invested primarily in common stocks, preferred stocks, and bonds. Assets of the Spartan 500 Index are invested primarily in S&P 500 company stocks to attempt to match the S&P 500 performance. Participants may revise their investment allocations daily. Participants that have account balances in the Managed Income Portfolio are permitted to redeem funds on any business day; however the Plan is required to provide a one year redemption notice to liquidate its entire share in the Managed Income Portfolio.
The Plan does not allow participants to borrow funds from their account.
Amounts that have been forfeited in accordance with provisions of the Plan serve to reduce Company contributions. Forfeitures available to reduce the Company contribution were $66,575 at December 31, 2009.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
Note A — (continued):
Individual accounts are maintained by the Trustee for each Plan participant. Each participant’s account is credited with the Company’s contribution and an allocation of Plan income, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination, participant accounts become fully vested.
Note B — Accounting Policies:
The financial statements of the Plan are prepared on an accrual basis in accordance with generally accepted accounting principles in the United States. Assets of the Plan are stated at fair value.
Administrative expenses incurred by the Plan are paid by the Company on behalf of the Plan or from Plan assets as determined by the Committee.
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The Plan’s investments are stated at fair value. Shares of mutual funds are valued based on quoted market prices which represent the net asset value of shares held by the Plan at year-end. The fair value of the participation units in the Managed Income Portfolio is based on quoted redemption values on the last business day of the Plan’s year-end.
As described in the Accounting Standards Codification (ASC), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan’s investment in the Managed Income Portfolio consists of benefit responsive investment contracts. As required by the ASC, the statement of net assets available for benefits presents the fair value of the investment in the Managed Income Portfolio as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan’s interest in the Managed Income Portfolio is based on information reported by Fidelity at year-end. The contract value of the Managed Income Portfolio represents contributions plus earnings, less participant withdrawals and administrative expenses.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
Note C — Sensient Technologies Corporation Master Trust:
The Plan’s investments are held by the Master Trust, commingled with the investments of the Sensient Technologies Corporation Savings Plan. Use of the Master Trust permits the commingling of assets of various employee benefit plans for investment and administrative purposes. Each participating plan’s interest in the investment funds of the Master Trust is based on account balances of the participants and their elected investment funds.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Quoted market prices are used to determine the fair value of marketable securities. Shares of registered investment companies or collective trusts are stated at quoted market prices or withdrawal value. Investment income, realized gains and losses, and unrealized appreciation and depreciation of investments in the Master Trust are allocated to each plan participating in the Master Trust based upon the relationship of the individual interest of each plan to the total of the individual interests of all plans participating in the Master Trust.
The fair value of the net assets of the Master Trust as of December 31, 2009 and 2008 is as follows:

	2009	2008

Sensient Technologies Corporation common stock*	$47,406,923	$45,126,990
Fixed income mutual funds	24,942,003	22,119,291
Equity mutual funds	64,954,046	45,116,141

Net assets in Master Trust at fair value	137,302,972	112,362,422

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	310,740	816,824

Net assets in Master Trust at contract value	$137,613,712	$113,179,246

Plan’s investment in Master Trust as a percent of total	30.35%	33.78%

*	Party-in-interest

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
Note C — (continued):
The net income of the Master Trust for the year ended December 31, 2009 is as follows:

2009
Dividends on Sensient Technologies Corporation common stock*	$1,309,870
Interest and other dividends	1,261,288
Net appreciation of investments based on quoted market prices	21,019,920

Net income of Master Trust	$23,591,078

Plan’s equity in net income of the Master Trust	$4,776,060

*	Party-in-interest
The Master Trust invests in various securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.
During the year ended December 31, 2009, net appreciation of the investments held by the Master Trust (including gains and losses on investments bought and sold, as well as held, during the year) is as follows:

2009
Sensient Technologies Corporation common stock*	$4,548,443
Mutual Funds	16,471,477

Net appreciation in fair value of investments — Master Trust	$21,019.920

*	Party-in-interest
Note D — Non-participant Directed Investments of the Plan:
The non-participant directed investments of the Plan held by the Master Trust are invested in Sensient Technologies Corporation common stock. Participant account balances, which are eligible to be diversified but remain in Sensient Technologies Corporation common stock, cannot be separately determined and are reported as non-participant directed investments. Information about

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
Note D — (continued):
the net assets and the significant components of the changes in net assets relating to non-participant directed net assets is as follows:

	2009	2008

Non-participant directed net assets:
Sensient Technologies Corporation Common stock*	$33,174,315	$30,633,333
Contributions receivable from Sensient Technologies Corporation	752,901	759,228

Non-participant directed net assets	$33,927,216	$31,392,561

2009
Changes in Non-participant directed net assets:
Contributions	$752,901
Dividends	881,886
Net appreciation	3,164,489
Withdrawals and distributions	(1,518,697)
Transfers from participant directed investments	(745,924)

$2,534,655

*	Party-in-interest
Note E — Income Tax Status:
The Plan has received a determination letter from the Internal Revenue Service dated June 27, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and has taken the necessary steps, if any, to bring the Plan’s operations into compliance with the Code. Therefore, the Plan administrator believes that the Plan, as amended, is qualified and the related trust is tax exempt.
Note F — Benefits Payable:
As of December 31, 2009 and 2008, the Plan had no benefits payable to persons who elected to withdraw from participation in the earnings and operations of the Plan but had not yet been paid.
Note G — Parties-in-Interest:
Certain Plan investments are managed and issued by the Trustee, the custodian of the Plan’s investment assets, and therefore, some transactions qualify as party-in-interest transactions. The Company pays fees to the Trustee for investment management, recordkeeping, and other administrative services. Fees paid by the Plan were $4,214 for the year ended December 31, 2009.

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
Note H — Fair Value Measurements:
As of December 31, 2009 and 2008, the Plan’s only assets and liabilities subject to ASC 820, Fair Value Measurements and Disclosures, are Sensient Technologies Corporation common stock and mutual fund investments held by the Master Trust. The fair value of Sensient Technologies Corporation common stock and mutual funds are based on December 31, 2009 market quotes (Level 1 inputs per ASC 820). One of the mutual funds is the Managed Income Portfolio, which is a fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. The fair value of this fund is based on the fair value of the underlying investment contracts as reported by Fidelity (Level 2 inputs per ASC 820).
The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December, 31, 2009 and 2008:

December 31, 2009	Level 1	Level 2	Total

Sensient Technologies Corporation common stock *	$47,406,923	$—	$47,406,923
Mutual fund investments	73,185,248	—	73,185,248
Managed Income Portfolio	—	16,710,801	16,710,801

Total assets at fair value	$120,592,171	$16,710,801	$137,302,972

December 31, 2008	Level 1	Level 2	Total

Sensient Technologies Corporation common stock *	$45,126,990	$—	$45,126,990
Mutual fund investments	52,092,826	—	52,092,826
Managed Income Portfolio	—	15,142,606	15,142,606

Total assets at fair value	$97,219,816	$15,142,606	$112,362,422

*	Party-in-interest

SENSIENT TECHNOLOGIES CORPORATION
RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
Note I — Subsequent Events:
The Plan adopted the disclosure requirements of ASC 855, Subsequent Events, on April 1, 2009. This codification topic provides disclosure requirements pertaining to events that occur after the balance sheet date, but before the financial statements are issued or available to be issued. The Plan performed an evaluation of subsequent events through the date the financial statements were issued.

     SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Sensient Technologies Corporation Retirement Employee Stock Ownership Plan

Date: June 11, 2010	By:	/S/ John L. Hammond
		Name:	John L. Hammond
		Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23.1	Consent of Independent Registered Public Accounting Firm